

16012560

aUB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

SEC Mail Processing Section
MAR 01 2016
Washington DC
416

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III *

SEC FILE NUMBER
8- ~~56741~~ 66717

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue
(No. and Street)

New York | NY | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mack 212-744-1549
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co. P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway | New York | NY | 10018
(Address) | (City) | (State) | (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viscogliosi & Company, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public


JOSEPH CHAN
Notary Public, State of New York
No. 02CH6228171
Qualified in New York County
Commission Expires September 13, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(o) A report describing any exceptions to the exemption provision (supplemental report on exemption provisions)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**VISCOGLIOSI & COMPANY, LLC**
**FINANCIAL STATEMENT**
**DECEMBER 31, 2015**

## TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

**Report of Independent Registered Public Accounting Firm**

To the Members of
Viscogliosi & Company LLC

We have audited the accompanying statement of financial condition of Viscogliosi & Company LLC, (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Viscogliosi & Company LLC, as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Sanford Becker & Co., P.C.

February 29, 2016

## VISCOGLIOSI & COMPANY, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2015

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 90,868 |
| Investment in securities | 1,468,197 |
| Property and equipment, less Accumulated depreciation of $29,132 | 5,058 |
| Other assets | 44,824 |
| **Total Assets** | **$ 1,608,947** |

**LIABILITIES AND MEMBERS' EQUITY**

| | |
|---|---|
| Liabilities | |
| Accrued expenses | $ 55,562 |
| Members' Equity | |
| Members' equity | 1,553,385 |
| **Total Liabilities and Members' Equity** | **$ 1,608,947** |

See accompanying auditors' report and notes to the statement of financial condition.

## VISCOGLIOSI & COMPANY, LLC
## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2015

### Note 1 - Summary of Significant Accounting Policies

#### Nature of Operations

Viscogliosi & Company, LLC, (the "Company"), is majority owned by Viscogliosi Brothers, LLC ("VB"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA.

The Company provides and is engaged in private placements, investment banking and underwriting services.

During the year ended December 31, 2015, the majority of the revenue derived from the Company's private placement income was from affiliated companies in which the Company, VB, or certain members of VB have ownership interests.

VB intends to provide the Company with sufficient working capital to meet future operations and minimum net capital requirements.

#### Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

The Company recognizes revenue upon providing private placement and investment banking services to its clients and when the amount is determinable and realizable.

## VISCOGLIOSI & COMPANY, LLC
## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2015

**Note 1 - Summary of Significant Accounting Policies (Continued)**

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Cash Equivalents**

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

**Income Taxes**

The Company, as a limited liability company, has elected to be treated similar to a partnership, whereby its taxable income or loss is taxable directly to its members. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Tax years 2012 - 2014 remain subject to examination by the taxing authorities.

**Note 2 - Concentration of Credit Risk**

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

## Note 3 – Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

At December 31, 2015, assets measured at fair value on a recurring basis:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Private equity securities | $1,468,197 | $ - | $ - | $1,468,197 |
| Total | $1,468,197 | $ - | $ - | $1,468,197 |

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2015:

| | Beginning Balance | Purchases | Unrealized Gain | Ending Balance |
|---|---|---|---|---|
| Private equity securities | $1,468,197 | $ - | $ - | $1,468,197 |
| Total | $1,468,197 | $ - | $ - | $1,468,197 |

**Note 4 - Net Capital Requirements**

The Company is subject to the net capital requirements of SEC Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15th of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $35,306 which exceeded the required minimum net capital by $30,306. Aggregate indebtedness at December 31, 2015 totaled $55,562 and the ratio of aggregate indebtedness to net capital was 1.57 to 1.

**Note 5 – Related Party Transactions**

The Company has an agreement with VB, whereby the Company pays VB for rent and administrative services. At December 31, 2015, the amount due to VB totals $6,300 and is included in accrued expenses on the statement of financial condition.

**Note 6 – Subsequent Events**

The Company has evaluated subsequent events through February 29, 2015, the date that the financial statements were available for issuance.

**VISCOGLIOSI & COMPANY, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2015**

**Viscogliosi & Company LLC's statement of financial condition as of December 31, 2015 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.**